UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MediciNova, Inc.

Name of Issuer

Common Stock, par value $0.001

(Title of Class of Securities)

58468P206

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ _ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ _ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1				NAMES OF REPORTING PERSONS:

Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[__]
			(b)	[__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER		0

	6	SHARED VOTING POWER		0

	7	SOLE DISPOSITIVE POWER		0

	8	SHARED DISPOSITIVE POWER		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON:

PN

1	NAMES OF REPORTING PERSONS:

Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[__]
		(b)	[__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON:

OO

1	NAMES OF REPORTING PERSONS:

Southpaw Credit Opportunity Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[__]
		(b)	[__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON:

PN

1	NAMES OF REPORTING PERSONS:

Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[__]
		(b)	[__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON:

IN

1	NAMES OF REPORTING PERSONS:

Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[__]
		(b)	[__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON:

IN

ITEM 1(a)	NAME OF ISSUER:

MediciNova, Inc. (the “Issuer”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

4350 La Jolla Village Drive, Suite 950
San Diego, California 92122

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Southpaw Asset Management LP (“Southpaw Management”)

(ii) Southpaw Credit Opportunity Master Fund L.P.

(iii) Southpaw Holdings LLC (“Southpaw Holdings”)

(iv) Kevin Wyman

(v) Howard Golden

As of December 31, 2011, none of the Reporting Persons beneficially owns any shares of par value $0.001 per share common stock of the Issuer (“Common Stock”) nor has the power to vote or dispose of any shares of Common Stock.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2 Greenwich Office Park
Greenwich, CT 06831

ITEM 2(c)	CITIZENSHIP:

(i) Southpaw Asset Management LP is a limited partnership organized under the laws of Delaware.

(ii) Southpaw Credit Opportunity Master Fund L.P. is a limited partnership organized under the laws of the Cayman Islands.

(iii) Southpaw Holdings LLC is a limited liability company organized under the laws of Delaware.

(iv) Kevin Wyman is an individual having citizenship in the United States.

(v) Howard Golden is an individual having citizenship in the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 58468P206

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

Not applicable.

ITEM 4	OWNERSHIP:

As of December 31, 2011 none of the Reporting Persons beneficially owns any shares of Common Stock nor has the power to vote or dispose of any shares of Common Stock.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012

Southpaw Credit Opportunity Master Fund L.P.

By:	Southpaw GP LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Asset Management LP

By:	Southpaw Holdings LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Holdings, LLC

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

EXHIBIT INDEX

Exhibit Number	Exhibit

1.	Joint Filing Agreement, dated January 23, 2012, by and among the Reporting Persons.